UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 30, 2026, ChowChow Cloud International Holdings Limited (the “Company”) issued a press release announcing the closing of the transaction contemplated by the previously disclosed securities purchase agreement entered into by the Company and an investor on June 16, 2026 (the “Securities Purchase Agreement”). As previously disclosed, the Securities Purchase Agreement provided for the sale of 862,069 ordinary shares at $0.58 per share, for an aggregate purchase price of $500,000. Following the Company’s 1-for-10 reverse share split and redesignation, approved by shareholders on September 14, 2026 and effective October 23, 2026, these amounts were adjusted to 86,207 Class A Ordinary Shares at US$5.80 per share.

On October 29, 2026, the transaction closed and the Company issued 86,207 restricted Class A Ordinary Shares to the investor.

A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 30, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChowChow Cloud International Holdings Limited

Date: October 30, 2026	By:	/s/ Yee Kar Wing
	Name:	Yee Kar Wing
	Title:	Chairman of the Board and Chief Executive Officer

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